October 18, 2005
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

Re:	MedCath Corporation Comment Letter Dated August 4, 2005
File No. 0-33009
Dear Mr. Rosenberg:
MedCath Corporation (the “Company” or “MedCath”), submitted responses on August 18, 2005 (the “Response Letter”) to your comment letter dated August 4, 2005 (the “Comment Letter”) pertaining to our Annual Report on Form 10-K for the year ended September 30, 2004 and our Form 10-Q for the period ended March 31, 2005. As requested in a phone conversation with Ms. Sasha Parikh, Securities and Exchange Commission Staff Accountant, on October 11, 2005, MedCath is hereby submitting the following additional information related to such responses.
In providing this additional information, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In question 2.c. of the Comment Letter, you requested that, for each period presented, we quantify and provide the amount of changes in estimates of prior period contractual adjustments that we recorded during the current period. In the Response Letter and in our conversation with Ms. Parikh, we indicated that due to limitations in our patient accounting system, we could not quantify such amounts; however, we did not expect the adjustments to be material to historical interim or annual periods based on our payor mix and the controls in place to review contractuals. We support this assertion in consideration of the following:
•	The majority of our contractual adjustments are system-generated at the time of billing based on either government fee schedules or fee schedules contained in our managed care agreements with various insurance plans. Accounts discounted in this manner would not normally be subject to subsequent contractual adjustments except for denials, short payments or other subsequent activity

10720 Sikes Place / Suite 300 / Charlotte, NC 28277 / (704) 708-6600 / Fax (704) 708-5035

Mr. Jim B. Rosenberg
Securities and Exchange Commission

among these payors, all of which are closely reviewed as part of our accounting business office processes, allowing for adjustments in the same period such new information arises.

•	As noted in 2.a. of the Response Letter, contractual adjustments on other accounts are manually recognized at the time of billing using historical trends and other current information on payors, account-type and other known factors relevant to estimating the net realizable amount of these patient accounts. These estimates are adjusted at least quarterly, if not monthly, and as account payment and collection activity occurs.

•	As noted in 4.b. of the Response Letter, our day’s sales outstanding ranged from 54 to 59 days for each of the three years ended September 30, 2004, which means on average we do not have a significant amount of accounts receivable extending beyond 90 days to result in material out-of-period adjustments.

•	Individual patient account analysis, combined with some historical trend analysis, is performed and reviewed by management at least quarterly, if not monthly, to assess the need for and the materiality of the contractual adjustments. Materiality is assessed in relation to reporting unit and consolidated operating income as well as in consideration of consolidated net income for the applicable period.
In questions 2, 3 and 4, you requested additional information in disclosure type format related to our critical accounting policies surrounding revenue recognition, allowance for doubtful accounts and liquidity and capital. Please be advised that in future filings of our reports on Form 10-K and Form 10-Q we intend to expand our applicable disclosures to incorporate the items included in our responses.
We trust that you find the foregoing responsive to the staff’s comments. Should you have any additional questions or require any additional information, please do not hesitate to contact me at (704) 708-6610.
Sincerely,
/s/ JAMES E. HARRIS
James E. Harris
Executive Vice-President and
Chief Financial Officer